Exhibit 99.6

PRESS RELEASE

TotalEnergies Completes the Transfer of
its 10% Interest in Arctic LNG 2

Paris, August 27, 2026 – As mentioned on the occasion of the presentation of the 2nd Quarter 2026 Results, TotalEnergies confirms that the transfer of its 10% interest in Arctic LNG 2 to NordLine (a Novatek subsidiary) has been completed. TotalEnergies is therefore no longer a shareholder in Arctic LNG 2.

As part of the transfer agreement, TotalEnergies retains its rights to be reimbursed by Arctic LNG 2 for its share of the loans provided by the shareholders to the project, for an amount of around US$ 1.3 billion. Such reimbursement might be implemented in the future subject to applicable sanctions.

***

About TotalEnergies

TotalEnergies is a global integrated multi-energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to providing as many people as possible with energy that is more affordable, more available and more sustainable. Present in around 120 countries, TotalEnergies places sustainable development at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).